Datone, Inc.
P.O. Box 2711
Liverpool, NY  13089
Ph: 315-451-7515
Fax: 315-453-7311

September 30, 2009

Mr. Kyle Moffatt
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Fax: 202-772-9205

Re: Datone, Inc.
       Item 4.01 Form 8-K
       Filed August 10, 2009
       File No. 0-53075

Dear Mr. Moffatt:

In response to your letter dated August 31, 2009; the firm of Seale & Beers, CPA’s will re-audit Datone, Inc. for the year 2008.

Sincerely,

Craig Burton
President